Titan America Declares Third-Quarter 2025 Distribution of Issue Premium Payment Norfolk, Virigina, July 29, 2025 – Titan America SA (NYSE: TTAM) (“Titan America”) today announced that its Board of Directors has declared a distribution of $0.04 per common share for the third quarter of 2025 out of Titan America’s available issue premium. The distribution of $0.04 will be payable on October 15, 2025, to shareholders of record as of October 3, 2025. Future declarations of distributions of issue premium or dividends (out of shareholder approved allocations or otherwise) will be made at the discretion of the Board of Directors and will be based on Titan America’s available issue premium, earnings, financial condition, cash requirements, future prospects, and other factors. Titan America’s ability to declare a quarterly dividend or distribution out of available issue premium is subject to shareholder approval with limited exception. About Titan America SA Titan America is a leading vertically-integrated producer of cement and building materials in the high-growth economic mega-regions of the U.S. East Coast, with operations and leading market positions across Florida, the Mid-Atlantic, and Metro New York/New Jersey. Titan America’s family of company brands includes Essex Cement, Roanoke Cement, Titan Florida, Titan Virginia Ready-Mix, S&W Ready-Mix, Powhatan Ready Mix, Titan Mid-Atlantic Aggregates, and Separation Technologies. Titan America’s operations include cement plants, construction aggregates and sand mines, ready-mix concrete plants, concrete block plants, fly ash production facilities, marine import and rail terminals, and distribution hubs. Contact Investor Relations ir@titanamerica.com 757-901-4152 https://ir.titanamerica.com